Exhibit 99.1

CONTACT
DR. REDDY’S LABORATORIES LTD.	INVESTOR RELATIONS	MEDIA RELATIONS
8-2-337, Road No. 3, Banjara Hills,	KEDAR UPADHYE	CALVIN PRINTER
Hyderabad - 500034. Telangana, India.	kedaru@drreddys.com (Ph: +91-40-66834297)	calvinprinter@drreddys.com (Ph: +91-40- 49002121)

Dr. Reddy’s Q4 and FY16 Financial Results

Q4 Revenues at Rs.37.6 billion	FY16 Revenues at Rs.154.7 billion
(YoY decline of 3%)	(YoY growth of 4%)
Q4 EBITDA at Rs.4.8 billion	FY16 EBITDA at Rs.36.3 billion
(12.8% of the revenues)	(23.4% of the revenues)
Q4 Adjusted EBITDA* at Rs.9.0 billion	FY16 Adjusted EBITDA* at Rs.41.2 billion
(24.0% of the revenues)	(26.7% of the revenues)

Hyderabad, India, May 12, 2016: Dr. Reddy’s Laboratories Ltd. (NYSE: RDY | BSE: 500124 | NSE: DRREDDY) today announced its consolidated financial results for the fourth quarter and full year ended March 31, 2016 under International Financial Reporting Standards (IFRS).

FY16: Key Highlights

•	Received two final approvals and one tentative approval of the NDAs filed by the Proprietary Products Business. Zembrace launched in April 2016.

•	Consolidated revenues at Rs.154.7 billion, year-on-year growth of 4%.

•	Gross Profit Margin at 59.6%, improved by ~200 bps over last year.

•	Research & Development (R&D) spend at Rs.17.8 billion. 11.5% of revenues. Continued focus on building complex generics and differentiated products pipeline.

•	EBITDA at Rs.36.3 billion, 23.4% of revenues. Adjusted* EBITDA at 26.7% of revenues, year on year growth of 11%.

•	Profit after tax at Rs.20.0 billion. Diluted EPS at Rs.117.

Q4 FY16: Key Highlights

•	Consolidated revenues at Rs.37.6 billion, year-on-year decline of 3%

•	EBITDA at Rs.4.8 billion, 12.8% of revenues. Adjusted* EBITDA at 24.0% of revenues.

Commenting on the company’s fourth quarter results, Co-chairman and CEO, G V Prasad said “It’s been a challenging quarter for Dr. Reddy’s. While there has been a marginal decline in revenues, there has been a greater impact on profitability. This is mainly due to the provision, made as a matter of abundant precaution, to write down our outstanding receivables from Venezuela. We will continue to actively engage with the Venezuelan Government to provide affordable medicine to fulfil the need of people of the country, subject to repatriation of funds.

Our Bio-similars business is gaining traction, as we have started to receive approvals and build partnerships for our products in the emerging markets. Our topmost priority continues to be the strengthening of our quality management processes across the organisation.”

*	Adjusted for impact of devaluation and translation, on certain monetary assets and liabilities of our Venezuela subsidiary

All amounts in millions, except EPS	All US dollar amounts based on convenience translation rate of I USD = Rs.66.25

Dr. Reddy’s Laboratories Limited and Subsidiaries

Consolidated Income Statement

	FY 16			FY 15			Growth %
Particulars	($)	(Rs.)%		($)	(Rs.)%
Revenues	2,335	1,54,708	100.0	2,237	1,48,189	100.0	4
Cost of revenues	942	62,427	40.4	948	62,786	42.4	(1)

Gross profit	1,393	92,281	59.6	1,289	85,403	57.6	8

Operating Expenses
Selling, general & administrative expenses	690	45,702	29.5	643	42,585	28.7	7
Research and development expenses	269	17,834	11.5	263	17,449	11.8	2
Other operating expense / (income)	(13)	(874)	(0.6)	(14)	(917)	(0.6)	(5)

Results from operating activities	447	29,619	19.1	397	26,286	17.7	13

Finance expense / (income), net	41	2,708	1.8	(25)	(1,682)	(1.1)	NM
Share of (profit) of equity accounted investees, net of income tax	(3)	(229)	(0.1)	(3)	(195)	(0.1)	18

Profit before income tax	410	27,140	17.5	425	28,163	19.0	(4)

Income tax expense	108	7,127	4.6	90	5,984	4.0	19

Profit for the period	302	20,013	12.9	335	22,179	15.0	(10)

Diluted EPS	1.77	117		1.96	130		(10)

EBITDA Computation

	FY 16		FY 15
Particulars	($)	(Rs.)	($)	(Rs.)
Profit before tax	410	27,140	425	28,163
Interest (income) / expense net*	(22)	(1,425)	(11)	(724)
Depreciation	104	6,874	86	5,719
Amortization	52	3,469	36	2,381
Impairment	2.9	194	9.5	629

EBITDA	547	36,252	546	36,168

EBITDA (% to sales)		23.4		24.4

Adjusted** EBITDA (% to sales)		26.7		25.0

*	Includes income from investments
**	Venezuela adjustment

The Company has not received approvals from the Venezuelan government to repatriate any amount beyond USD 4 million already received during the year. The Company believes that in the interim, it is appropriate to use the DICOM rate (i.e. 272.5 VEF per USD) instead of official ‘preferential’ rate (i.e. 10 VEF per USD) for translating the monetary assets and liabilities of the Venezuelan subsidiary as at 31 March 2016. Accordingly, the resultant impact for Q4 FY 16 and Fiscal 2016 is Rs. 4,309 million and Rs. 5,085 million respectively. Similar charge on account of translation of net monetary assets was Rs. 843 million accrued in Q4 FY 15.

All amounts in millions, except EPS	All US dollar amounts based on convenience translation rate of I USD = Rs.66.25

Key Balance Sheet Items

Particulars	As on 31st Mar 16		As on 31st Mar 15
	($)	(Rs.)	($)	(Rs.)
Cash and cash equivalents and Other current Investments	603	39,955	599	39,654
Trade receivables	623	41,306	615	40,755
Inventories	386	25,578	385	25,529
Property, plant and equipment	815	53,961	726	48,090
Goodwill and Other Intangible assets	372	24,644	248	16,430
Loans and borrowings (current & non-current)	506	33,513	651	43,125
Trade payables	186	12,300	161	10,660
Equity	1,937	1,28,336	1,680	1,11,302

Revenue Mix by Segment

Particulars	FY 16			FY 15			Growth %
	($)	(Rs.)%		($)	(Rs.)%
Global Generics	1,933	1,28,062	83	1,802	1,19,397	81	7
North America		75,445			63,564		19
Europe*		7,732			6,482		19
India		21,293			17,870		19
Emerging Markets#		23,592			31,482		-25
PSAI	338	22,379	14	384	25,456	17	-12
North America		3,052			4,605		-34
Europe		9,313			10,507		-11
India		2,618			3,288		-20
Rest of World		7,396			7,056		5
Proprietary Products & Others	64	4,267	3	50	3,336	2	28

Total	2,335	1,54,708	100	2,237	1,48,189	100	4

*	Europe primarily includes Germany, UK and out licensing sales business
#	Emerging Markets refers to Russia, other CIS countries, Romania and Rest of the World markets including Venezuela

Note: Effective Q1 FY 16, there was a change in the monitoring of performance of one product from Global Generics to Proprietary Products. Consequently, revenues and related costs of this product for the previous periods have been reclassified to conform to such change.

Segmental Analysis

Global Generics

Revenues from Global Generics segment for FY16 are at Rs.128.1 billion, year-on-year growth of 7%; primarily driven by North America, Europe and India.

•

Revenues from North America for FY16 at Rs.75.4 billion, year-on-year growth of 19%. Growth primarily on account of sustained performance of the injectable franchise and market share gains in key molecules. Habitrol integration in line with the expectation and focus is on expanding the franchise

14 new generics filings in the US during the year (13 ANDAs and 1 NDA). Cumulatively, 82 generic filings are pending for approval with the USFDA (79 ANDAs and 3 NDAs under 505(b)(2) route). Of these 79 ANDAs, 52 are Para IVs out of which we believe 18 have ‘First to File’ status.

•	Revenues from Emerging Markets for FY16 at Rs.23.6 billion, year-on-year decline of 25%.

•	Revenues from Russia at Rs.10.6 billion, year-on-year decline of 29% primarily on account of depreciation of rouble. In constant currency revenues grew by 1% year-on-year.

•	Revenues from other CIS countries and Romania market at Rs.3.5 billion, year-on-year growth of 1%.

•	Revenues from Rest of World (RoW) territories at Rs.9.4 billion, year-on-year decline of 28% primarily on account of calibrated sales in Venezuela.

•	Revenues from India for FY16 at Rs.21.3 billion, year-on-year growth of 19%.

•	Continued momentum of mega brands.

•	Portfolio acquired from UCB well-integrated and performance inline with expectations. Normalizing for contribution from the UCB portfolio, growth of the base business during the year is healthy

•	Revenues from Europe for FY16 at Rs.7.7 billion, year-on-year growth of 19%. Growth was primarily driven by aripiprazole and pregabalin.

Pharmaceutical Services and Active Ingredients (PSAI)

•	Revenues from PSAI at Rs.22.4 billion, year-on-year decline of 12%.

•	During the year, 50 DMFs were filed globally of which 8 were in the US. The cumulative number of DMF filings as of March 31, 2016 was 768.

Income Statement Highlights:

•	Gross profit margin at 59.6% and improved by ~200 bps over that of previous year. Gross profit margin for Global Generics (GG) and PSAI business segments are at 65.9% and 22.0% respectively.

•

SG&A expenses at Rs.45.7 billion, year-on-year growth of 7%. This increase is largely due to the ongoing remediation activities related to the USFDA’s observations, settlement of patent litigation on zoledronic acid, launch related activities of the Proprietary Products business and certain routine items related to manpower and other spends.

•	Research & development expenses at Rs.17.8 billion. 11.5% of revenues in FY16 as compared to 11.8% in FY15. Continued focus on building complex generics and differentiated products pipeline.

•	Net Finance expense at Rs.2,708 million in FY 16 compared to the net finance income of Rs.1,681 million in FY15. The incremental charge of Rs.4,389 million is on account of:

•	Increase in the net interest income by Rs.701 million

•

Net foreign exchange loss of Rs.4,133 million in FY 16 vs net foreign exchange gain of Rs.958 million in FY 15. Current year’s foreign exchange loss is primarily on account of Venezuela related adjustments as detailed on Page 2

•	Profit after Tax at Rs.20.0 billion.

•	Diluted earnings per share is at Rs.117

•	Capital expenditure is at Rs.11.9 billion.

The board has recommended payment of a dividend of Rs. 20 per equity share of face value Rs 5/- each (400% of face value) for the year ended March 31, 2016 subject to approval of members

All amounts in millions, except EPS	All US dollar amounts based on convenience translation rate of I USD = Rs.66.25

Dr. Reddy’s Laboratories Limited and Subsidiaries

Consolidated Income Statement

Particulars	Q4 FY 16			Q4 FY 15			Growth %
	($)	(Rs.)%		($)	(Rs.)%
Revenues	567	37,562	100.0	584	38,704	100.0	(3)
Cost of revenues	246	16,286	43.4	264	17,483	45.2	(7)

Gross profit	321	21,276	56.6	320	21,221	54.8	0

Operating Expenses
Selling, general & administrative expenses	176	11,632	31.0	152	10,082	26.0	15
Research and development expenses	74	4,879	13.0	78	5,144	13.3	(5)
Other operating expense / (income)	-5	-307	(0.8)	-2	-125	(0.3)	145

Results from operating activities	77	5,072	13.5	92	6,120	15.8	(17)

Finance expense / (income), net	40	2,646	7.0	4	233	0.6	NM
Share of (profit) of equity accounted investees, net of income tax	-1	-59	(0.2)	-1	-43	(0.1)	36

Profit before income tax	38	2,485	6.6	90	5,930	15.3	(58)

Income tax expense	26	1,739	4.6	11	742	1.9	134

Profit for the period	11	746	2.0	78	5,188	13.4	(86)

Diluted EPS	0.07	4.4		0.46	30.4		(86)

EBITDA Computation

Particulars	Q4 FY 16		Q4 FY 15
	($)	(Rs.)	($)	(Rs.)
Profit before tax	38	2,485	90	5,930
Interest (income) / expense net*	(11)	(713)	(3)	(194)
Depreciation	31	2,062	23	1,530
Amortization	15	970	11	699
Impairment	—	—	1.4	95

EBITDA	73	4,804	122	8,061

EBITDA (% to sales)		12.8		20.8

Adjusted** EBITDA (% to sales)		24.0		23.0

*	Includes income from investments
**	Venezuela adjustment for current and previous period as explained in details on Page 2

All amounts in millions, except EPS	All US dollar amounts based on convenience translation rate of I USD = Rs.66.25

Particulars	Q4 FY 16			Q4 FY 15			Growth %
	($)	(Rs.)%		($)	(Rs.)%
Global Generics	465	30,774	82	464	30,717	80	0
North America		18,950			16,879		12
Europe*		1,759			2,145		-18
India		5,267			4,744		11
Emerging Markets#		4,799			6,949		-31
PSAI	87	5,766	15	112	7,415	19	-22
North America		742			1,866		-60
Europe		2,585			2,639		-2
India		603			669		-10
Rest of World		1,835			2,241		-18
Proprietary Products & Others	15	1,022	3	8	572	1	79

Total	567	37,562	100	584	38,704	100	-3

Earnings Call Details (06.30 pm IST, May 12, 2016)

The Company will host an earnings call at 06.30 pm IST on May 12, 2016, to discuss the performance and answer any questions from participants. This call will be accessible through an audio dial-in and a web-cast.

Audio conference Participants can dial-in on the numbers below

Primary number:		91 22 3960 0616
Secondary number:		91 22 6746 5826
International Toll Free Number	USA	18667462133
	UK	08081011573
	Singapore	8001012045
	Hong Kong	800964448

Playback of call:	91 22 3065 2322, 91 22 6181 3322
Conference ID:	375#
Web-cast	More details will be provided through our website, www.drreddys.com

Transcript of the event will be available at www.drreddys.com. Playback will be available for a few days.

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses - Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastro-intestinal, cardiovascular, diabetology, oncology, pain management and anti-infectives. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, Russia & CIS, Venezuela and India. For more information, log on to: www.drreddys.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words “may”, “will”, “should”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates , interest rates , persistency levels and frequency / severity of insured loss events (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganisation , including related integration issues.

The company assumes no obligation to update any information contained herein.